Austrian

RECEIVED

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

[redacted]

08000461

January 16, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

20000496

Austrian

16.01.2008

Ad-hoc Release

CHIEF FINANCIAL OFFICER THOMAS KLEIBL WILL LEAVE THE COMPANY BY OWN REQUEST

CEO Alfred Ötsch to take over responsibilities

Thomas Kleibl, 48, Chief Financial Officer of Austrian Airlines AG since 1 October 2001, has informed the Chairman of the Supervisory Board that he will be resigning from his post at the next meeting of the Supervisory Board on 12 March 2008. Subject to the agreement of the Supervisory Board, the Chief Executive Officer, Alfred Ötsch, will take over Mr. Kleibl's responsibilities on the Board of Management.

Dr. Peter Michaelis, Chairman of the Supervisory Board, said the following about Mr. Kleibl's decision: "We regret the resignation of Mr. Kleibl. During a period of great change at Austrian Airlines, Mr. Kleibl demonstrated huge commitment and specialist knowledge and implemented important measures, including the reduction of the net debt of the Group by EUR 1.4 billion. He made a decisive contribution to putting the organisation where it finds itself today, in a position where it enjoys a significantly stronger capital structure and is once again generating positive operating results."

Mr. Alfred Ötsch, a proven financial expert in his own right, will take over the responsibilities of Mr. Kleibl. The Board of Management continues to be occupied by decisionmakers of the very highest calibre in its two new members, Dr. Peter Malanik (since 1 January 2008) and Dr. Andreas Bierwirth (from 1 April 2008). Mr. Kleibl himself will remain available to the company in an advisory and support role throughout this period of transition of his responsibilities to Mr. Ötsch.

Rückfragehinweis: Österreichische Industrieholding AG: Mag. Anita Bauer, Dresdner Strasse 87, 1201 Wien, Tel.: +43/1/711 14-240, Mobil: +43/664/13 40 333, anita.bauer@oiag.at, www.oiag.at.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

END